UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Second Quarter 2018

Operating and Financial Results

Monterrey, Mexico, July 18, 2018— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the second quarter of 2018.

Highlights

▪	Adjusted EBITDA grew 25.7%, with a margin of 70.5%
▪	Aeronautical and Non-Aeronautical revenues increased 16.0%
▪	Passenger traffic increased 9.6%
▪	33 commercial initiatives were implemented, including retail stores, restaurants, and car rental, among others
▪	Cost of services and G&A expenses decreased 8.5%
▪	Net income rose 39.2%

2Q18 Results Summary

OMA generated a 25.7% increase in Adjusted EBITDA in 2Q18, with an Adjusted EBITDA margin of 70.5%.

Aeronautical and non-aeronautical revenues rose a combined 16.0%, on a 9.6% increase in total passenger traffic volumes.

Aeronautical revenues rose 17.6%, as a result of higher traffic volumes and the increase in tariffs implemented in January 2018.

Non-aeronautical revenues grew 11.3%, led by growth in the car rental, OMA Carga, and parking line items.

Cost of airport services and G&A expense decreased 8.5%. The reduction reflected primarily reduced payroll, contracted services, and minor maintenance as a result of cost control initiatives. Total operating costs and expenses were unchanged from the prior year period.

Capital investments and major maintenance included in the Master Development Plans (MDPs) plus strategic investments reached Ps. 436 million. Investments included the completion of the new passenger terminal in the Acapulco airport; the construction of a new passenger terminal in Reynosa; expansion and remodeling of the Chihuahua, San Luis Potosi, and Tampico passenger terminals; and a new regional passenger boarding area in Monterrey’s Terminal B. All investments were funded out of cash generated from operations.

The ratio of net debt to EBITDA was 0.70 as of June 30, 2018.

OMA will hold its 2Q18 earnings conference call on July 19, 2018 at 11 am Eastern time, 10 am Mexico City time.

Call 1-888-394-8218 toll-free from the U.S. or 1-323-701-0225 from outside the U.S. The conference ID is 4899479. The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

A taped replay will be available through July 26, 2018 at 1-844-512-2921 toll free or + 1-412-317-6671, using the same conference ID.

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2Q18 Operating Results

Operations, Passengers, and Cargo

Airlines opened 10 routes during the quarter, including 9 domestic routes and one international route, and 18 domestic routes closed. However, the supply of seats increased 11.3% compared to 2Q17 and 6.3% compared to 1Q18, as a result of an increase in frequencies and/or larger capacity airplanes on OMA’s principal routes including Monterrey – Mexico City, Monterrey – Cancún, and Monterrey – Guadalajara, among others.

Total passenger traffic increased 9.6%. Of total traffic, 89.2% was domestic and 10.8% was international.

Domestic passenger traffic increased 10.6%. Ten airports increased traffic. The airports with the largest increases were:

▪	Monterrey, principally on the Mexico City, Cancún, Guadalajara, Tijuana, Mexicali, Puebla, Querétaro, and Veracruz routes.
▪	Culiacán, on its Tijuana, Guadalajara, Mexicali, and La Paz routes.
▪	Ciudad Juárez, on its Guadalajara and Cancún routes.

International passenger traffic increased 2.2%. Nine airports recorded increases in international traffic, led by Monterrey, as a result of increased traffic on its Detroit and Seoul, Korea routes.

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Commercial Operations

OMA implemented 33 commercial initiatives in the quarter. The commercial space occupancy rate in the passenger terminals was 98.5%.

Hotel Services

▪	The NH Collection Terminal 2 Hotel had a 77.7% occupancy rate compared to 87.5% in 2Q17, as extraordinary maintenance work reduced the number of available rooms. The maintenance work is expected to be concluded in 3Q18. The average room rate was Ps. 2,252 per night.
▪	The Hilton Garden Inn had a 77.3% occupancy rate, an increase of 3.9 percentage points, with an average room rate of Ps. 2,252.

Freight Logistics Services

▪	OMA Carga increased both air and land freight logistics activities. Freight handled grew 13.4% to 9,367 metric tons.

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Industrial Services

▪	OMA VYNMSA Aero Industrial Park: Rental income from five warehouses reached Ps. 5.8 million.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 17.6%, principally as a result of higher traffic volumes and increases in specific tariffs beginning in January 2018. Revenue from domestic passenger charges increased 23.6%; revenue from international passenger charges increased 7.5%; and other aeronautical services revenue increased 6.3%.

Non-aeronautical revenues increased 11.3%. Non-aeronautical revenues per passenger increased 1.5% to
Ps. 74.4.

Commercial revenues increased 11.8%. The line items that had the largest increases were:

▪	Car rental, +55.0%, as a result of the leasing of 25 new locales since 3Q17 and better contractual terms effective 1Q18.
▪	Parking, +23.5%, as a result of increased capacity in the Monterrey airport and passenger traffic growth.
▪	Restaurants, +17.9%, as a result of improvements in the commercial offering in the Monterrey airport in 3Q17, and the opening of five new establishments in 4Q17.

Diversification revenues grew 10.1%. The most important contributions came from OMA Carga.

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(Ps. Thousands)	2Q17	2Q18	% Var	6M17	6M18	% Var
Commercial Activities:						
Parking	48,589	60,026	23.5	94,566	111,363	17.8
Advertising	27,560	15,377	(44.2)	54,571	28,143	(48.4)
Retail (incl. duty free)	27,131	27,685	2.0	50,489	56,139	11.2
Restaurants	24,507	28,905	17.9	43,200	55,405	28.3
Car Rentals	22,116	34,288	55.0	40,395	63,365	56.9
Passenger Services	617	578	(6.3)	1,311	1,149	(12.4)
Time Shares & Hotel Promotion	3,477	3,358	(3.4)	6,550	7,138	9.0
Communications and Networks	4,135	3,890	(5.9)	6,804	7,527	10.6
VIP Lounges	4,843	7,945	64.1	9,074	15,559	71.5
Financial Services	1,802	2,314	28.5	3,353	4,518	34.7
Other Services (incl. marketing and cost recoveries)	7,575	8,285	9.4	14,673	16,079	9.6
Total Revenues from Commercial Activities	**172,352**	**192,651**	**11.8**	**324,986**	**366,385**	**12.7**
Diversification Activities:						
Hotel Services	84,375	82,131	(2.7)	172,309	170,468	(1.1)
OMA Carga (Freight Logistics Service)	37,091	49,048	32.2	71,725	88,292	23.1
Real Estate Services	3,563	4,103	15.2	7,236	7,991	10.4
Industrial Services	2,762	5,761	108.6	5,531	11,329	104.8
Other Services (incl. marketing and cost recoveries)	1,137	869	(23.6)	2,382	1,823	(23.5)
Total Revenues from Diversification Activities	**128,928**	**141,911**	**10.1**	**259,184**	**279,902**	**8.0**
Complementary Activities:						
Checked Baggage Screening	33,954	38,316	12.8	64,628	73,499	13.7
Other Leases	17,897	18,767	4.9	35,216	37,296	5.9
Access Rights	3,659	4,783	30.7	7,738	10,957	41.6
Other Services (incl. marketing and cost recoveries)	3,221	4,093	27.1	6,073	8,452	39.2
Total Revenues from Complementary Activities	**58,730**	**65,959**	**12.3**	**113,656**	**130,203**	**14.6**
Non-Aeronautical Revenues	**360,011**	**400,522**	**11.3**	**697,826**	**776,491**	**11.3**
Non-Aeronautical Revenues/Passenger (Ps.)	73.3	74.4	1.5	73.8	75.5	2.2

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are a function of the advance in execution of projects in the airport Master Development Programs (MDP), and variations depend on the rate of project execution. The increase reflects the large number of MDP projects currently underway.

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Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) decreased 8.5%, principally as a result of cost savings initiatives. The largest reductions were in the payroll, contracted services, and minor maintenance line items.

The major maintenance provision was Ps. 53 million. The balance of the maintenance provision as of June 30, 2018 was Ps. 904 million.

The airport concession tax increased 15.5% as a result of the growth in revenues, while the technical assistance fee increased 36.4%.

As a result of the foregoing, total operating costs and expenses were unchanged compared to the prior year period. Excluding construction costs, total costs and operating expenses decreased 2.7%.

Operating Income and Adjusted EBITDA

Operating income rose 31.4%, with an operating margin of 52.2%.

Adjusted EBITDA increased 25.7%, with an Adjusted EBITDA margin of 70.5%.

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Financing Income, Taxes, and Net Income

Financing Income was Ps. 2 million, principally as a result of the exchange gain in the quarter.

Taxes were Ps. 331 million, and the effective tax rate was 31.8%.

Consolidated net income increased 39.2% to Ps. 709 million.

Earnings per share, based on net income of the controlling interest, increased 39.0% to Ps. 1.79; earnings per ADS increased 26.2% to US$0.72. Each ADS represents eight Series B shares.

MDP and Strategic Investments

Capital investments and major maintenance works in the MDPs and strategic investments totaled Ps. 436 million. Of the total, Ps. 318 million were improvements to concessioned assets, Ps. 34 million was major maintenance, and strategic investments were Ps. 84 million.

The most important investment expenditures included:

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Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

For the first six months of 2018, cash flows from operating activities increased 18.8% to Ps. 1,675 million. The increase resulted principally from higher operating income.

Investing activities used cash of Ps. 576 million in the first six months. Outflows included Ps. 593 million for improvements to concessioned assets and Ps. 103 million for equipment.

Financing activities generated an outflow of Ps. 1,732 million, principally for payment of a dividend for Ps. 1,599 million.

Cash decreased Ps. 633 million during the first six months, to Ps. 1,624 million as of June 30, 2018.

Material Events

New Acapulco Airport terminal building inaugurated. On May 25, 2018, OMA inaugurated the new passenger terminal in the Acapulco airport. The total investment in the construction of the terminal building was Ps. 615 million. The terminal has a capacity for more than 1.3 million passengers per year, and an area of 18,000m2.

Ps. 1,600 million dividend payment made. The Annual Shareholders’ Meeting on April 23, 2018 approved the payment of a cash dividend of Ps. 1,600 million. The payment was made on May 30, 2018.

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Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Balance Sheet

(Thousands of Pesos)

	June 30, 2017	December 31, 2017	June 30, 2018	% Var Jun18/Jun17	% Var Jun18/Dec17
Assets					
Current Assets					
Cash and Cash Equivalents	1,885,774	2,333,007	1,623,729	(13.9)	(30.4)
Other Investments Held to Maturity		49,338	-	n.a.	
Trade Accounts Receivable - Net	553,284	630,757	717,867	29.7	13.8
Trade Accounts Receivable from Related Parties	65,411	98,017	64,584	(1.3)	(34.1)
Recoverable Taxes	100,341	130,205	145,541	45.0	11.8
Advances to Contractors	273,373	218,442	151,299	(44.7)	(30.7)
Other Current Assets	47,005	38,856	57,022	21.3	46.8
Total Current Assets	2,925,188	3,498,622	2,760,042	(5.6)	(21.1)
	-	-	-	-	-
Land, Buildings, Machinery and Equipment - Net	2,448,259	2,601,397	2,683,930	9.6	3.2
Investments in Airport Concessions - Net	6,986,324	7,648,417	8,212,321	17.5	7.4
Other Assets - Net	103,777	104,330	90,666	(12.6)	(13.1)
Deferred Taxes	342,480	348,034	299,929	(12.4)	(13.8)
Total Assets	**12,806,028**	**14,200,800**	**14,046,888**	**9.7**	**(1.1)**
Liabilities and Stockholder's Equity					
Current Liabilities					
Bank Debt	-	-	-	n.a.	n.a.
Current Portion of Long-Term Debt	48,962	50,852	46,505	(5.0)	(8.5)
Current Portion of Major Maintenance Provision	193,764	232,645	231,001	19.2	(0.7)
Trade Accounts Payable	249,113	255,982	245,075	(1.6)	(4.3)
Taxes and Accrued Expenses	430,634	434,772	528,960	22.8	21.7
Accounts Payable to Related Parties	48,857	130,022	166,620	241.0	28.1
Total Current Liabilities	971,330	1,104,273	1,218,161	25.4	10.3
Long-Term Debt	4,594,446	4,582,420	4,563,461	(0.7)	(0.4)
Guarantee Deposits	282,127	304,395	309,767	9.8	1.8
Employee Benefits	118,348	127,479	112,626	(4.8)	(11.7)
Major Maintenance Provision	585,542	624,979	672,919	14.9	7.7
Other long-term liabilities	-	30,858	23,669	-	-
Deferred taxes	192,174	197,081	196,142	2.1	(0.5)
Total liabilities	**6,743,967**	**6,971,485**	**7,096,745**	**5.2**	**1.8**
Common Stock	303,644	303,394	303,394	(0.1)	-
Additional paid-in capital	29,786	29,786	29,786	-	-
Retained Earnings	4,081,989	5,281,662	4,995,999	22.4	(5.4)
Share Repurchase Reserve	1,500,000	1,466,016	1,466,016	(2.3)	-
Labor Obligations	(8,052)	(10,991)	(10,991)	36.5	-
Non-Controlling Interest	154,694	159,448	165,939	7.3	4.1
Stockholders' Equity	**6,062,061**	**7,229,315**	**6,950,143**	**14.6**	**(3.9)**
Total Liabilities and Stockholder's Equity	**12,806,028**	**14,200,800**	**14,046,888**	**9.7**	**(1.1)**

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Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of June 30, 2017 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-In Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2016	**393,770,973**	**303,644**	**29,786**	**4,846,045**	**1,383,124**	**(8,052)**	**132,433**	**6,686,980**
Dividends Paid	-	-	-	(1,575,084)	-	-	-	(1,575,084)
Increase in Non-Controlling Interest	-	-	-	-	-	-	17,150	17,150
Increase in the Share Purchase Reserve	-	-	-	(116,876)	116,876	-	-	-
Comprehensive Income (Loss)	-	-	-	927,904	-	-	5,111	933,015
Balance as of June 30, 2017	**393,770,973**	**303,644**	**29,786**	**4,081,989**	**1,500,000**	**(8,052)**	**154,694**	**6,062,061**

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of June 30, 2018 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-in Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2017	**393,446,466**	**303,394**	**29,786**	**5,281,662**	**1,466,016**	**(10,991)**	**159,448**	**7,229,315**
Dividends Paid	-	-	-	(1,598,680)	-	-	-	(1,598,680)
Comprehensive Income (Loss)	-	-	-	1,313,017	-	-	6,491	1,319,508
Balance as of June 30, 2018	**393,446,466**	**303,394**	**29,786**	**4,995,999**	**1,466,016**	**(10,991)**	**165,939**	**6,950,143**

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. The exchange rates used to convert foreign currency amounts were Ps. 19.0279 as of June 30, 2017, Ps. 19.7354 as of December 31, 2017, and Ps. 19.8633 as of June 30, 2018.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. However, it should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

American Depositary Shares, ADS: Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares, and gives holders rights to dividends and returns of capital.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax: This tax, the Derecho de Uso de Activos Concesionados, (DUAC), is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Checked Baggage Screening: The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Major Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is adjusted periodically for wear and tear to the concessioned assets and the Company’s estimates of the future disbursements it needs to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

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Master Development Plan (MDP): The investment plan for each airport agreed to with the government every five years. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the first five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rental, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the hotels; and complementary activities, such as the operation of checked baggage screening equipment.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Passenger charges (Tarifa de Uso de Aeropuerto, TUA): are paid by departing passengers. Rates are established for each airport and are different for domestic and international travel.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: With the signing of an Amendment to the Technical Assistance and Technology Transfer Agreement effective June 14, 2015, the annual fee is charged as the higher of US$ 3.0 million per year or 4% of EBITDA for the first three years and 3% for the final two years of the agreement. For the purposes of this calculation, consolidated EBITDA before technical assistance takes into account only the subsidiaries holding the airport concessions or which provide personnel services directly or indirectly to the airports.

Workload Unit: one terminal passenger or one cargo unit (100 kg of cargo).

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

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This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated July 18, 2018